# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRENETICS GLOBAL LTD, CIK 0001876431
CUSIP: G72245122
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 7/F, K11 ATELIER, 728 KING'S ROAD, QUARRY BAY, HONG KONG, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001512287-22-000007
Filed by CIK 0001512287

## Reporting persons
- EASTSPRING INVESTMENTS (SINGAPORE) LIMITED: type of reporting person: investment adviser (IA); citizenship or place of organization: Singapore (U0); sole voting power 427,963; shared voting power 0; sole dispositive power 427,963; shared dispositive power 0; aggregate amount beneficially owned 427,963 (3.8% of the class)
- PRUDENTIAL HONG KONG LIMITED: type of reporting person: insurance company (IC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 427,963 (3.8% of the class)

## Item 1. Issuer
Name of issuer: PRENETICS GLOBAL LTD
Address of issuer's principal executive offices: 7/F, K11 ATELIER, 728 KING'S ROAD QUARRY BAY HONG KONG

## Item 2. Person Filing
Name of person filing: EASTSPRING INVESTMENTS (SINGAPORE) LIMITED
Address of principal business office or, if none, residence: 7 STRAITS VIEW, #09-01 MARINA ONE EAST TOWER, SINGAPORE, 018936
Citizenship: SINGAPORE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 427963
Percent of class: 3.8
Sole power to vote or to direct the vote: 427963
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 427963
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EASTSPRING INVESTMENTS (SINGAPORE) LIMITED: Lim Siew May, Director - Global Shareholder Reporting (11/08/2024)
- PRUDENTIAL HONG KONG LIMITED: Dicky Lam, Chief Financial Officer (11/08/2024)